Exhibit 21
SUBSIDIARIES OF REGISTRANT

Name	Segment	State of Incorporation

T. Marzetti Company	Retail and Foodservice	Ohio
Angelic Bakehouse, Inc.*	Retail	Ohio
Bantam Bagels, LLC*	Retail and Foodservice	New York
Flatout, Inc.*	Retail and Foodservice	Delaware
Fostoria Glass Company	Corporate	West Virginia
Lancaster Energy Corporation	Corporate	Ohio
Lancaster Glass Corporation	Corporate	Ohio
Marzetti Frozen Pasta, Inc.*	Retail and Foodservice	Iowa
New York Frozen Foods, Inc.*	Retail and Foodservice	Ohio
The Quality Bakery Company, Inc.*	Retail	Ohio
Sister Schubert’s Homemade Rolls, Inc.*	Retail and Foodservice	Alabama
TQ Baking, LLC*	Retail and Foodservice	New Jersey
TQ Holdings, LLC*	Retail and Foodservice	New Jersey
3275 E. Layton Avenue, LLC*	Retail	Wisconsin
All subsidiaries conduct their business under the names shown.
* Indicates indirect subsidiary